Exhibit 99.4

Montélimar exploration license: Total has submitted its report

2, place Jean Millier

TOTAL

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, September 12, 2011 - Total submitted today the report required by French authorities concerning the work program for the Montélimar exploration license.

The report was filed to allow the Group to maintain the right to explore acreage awarded in March 2010 for a period of five years.

The work program described in the report does not envisage the use of the hydraulic fracturing technique.

Total is currently completing the preliminary study phase, begun in 2010 under the original program. This phase involves analyzing existing subsurface data. No field operations are being conducted.

If the results are encouraging, the next phase will consist of drilling to collect core samples. These will be analyzed to provide a better understanding of the area’s hydrocarbon potential. Any oil or gas deposit encountered - conventional as well as unconventional - will be assessed. No production tests will be performed during this phase.

If a significant oil or gas deposit were confirmed, a third and final exploration phase would be considered to evaluate the reservoirs’ production capacity. The techniques used for production testing will be selected in line with the properties of the reservoir(s) identified and the techniques available at that time and permitted under the prevailing laws.

Whatever its findings, the Montélimar license exploration program will help to improve understanding of the French subsurface potential.

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